UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Scienjoy Holding Corporation
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G7864D112
(CUSIP Number)

Tongfang Stable Fund Viva Plan Limited Kwong Wai Au-Yeung Unit 2102-3, Golden Centre, 188 Des Voeux Road Central, Hong Kong +852 2306 0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Tongfang Stable Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,113,334
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
12,113,334
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,113,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 34.26% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 35,359,054 Class A Ordinary Shares issued and outstanding as of June 13, 2022. The Issuer also issued 2,925,058 Class B Ordinary Shares as of June 13, 2022. The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedure. Therefore, the total number of the Ordinary Shares of the Issuer is 38,284,112, and the Reporting Person beneficially owns 31.64% of the total number of the issued and outstanding Ordinary Shares.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Viva Plan Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Seychelles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,113,334
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
12,113,334
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,113,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 34.26% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Calculation is based on 35,359,054 Class A Ordinary Shares issued and outstanding as of June 13, 2022. The Issuer also issued 2,925,058 Class B Ordinary Shares as of June 13, 2022. The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedure. Therefore, the total number of the Ordinary Shares of the Issuer is 38,284,112, and the Reporting Person beneficially owns 31.64% of the total number of the issued and outstanding Ordinary Shares.

CUSIP No.	G7864D112

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kwong Wai Au-Yeung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,113,334
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
12,113,334
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,113,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class A Ordinary Share: 34.26% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Calculation is based on 35,359,054 Class A Ordinary Shares issued and outstanding as of June 13, 2022. The Issuer also issued 2,925,058 Class B Ordinary Shares as of June 13, 2022. The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedure. Therefore, the total number of the Ordinary Shares of the Issuer is 38,284,112, and the Reporting Person beneficially owns 31.64% of the total number of the issued and outstanding Ordinary Shares.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed on November 1, 2021 (as so amended by this Amendment No. 1, the “Schedule 13D”) by Tongfang Stable Fund (“TF”), a company organized under the laws of the Cayman Islands, Viva Plan Limited (“Viva”), a company organized under the laws of Seychelles, and Kwong Wai Au-Yeung, a citizen of People’s Republic of China (each a “Reporting Person”, and, collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Ordinary Shares, no par value (the “Class A Ordinary Shares”) of Scienjoy Holding Corporation, a British Virgin Islands corporation (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately before the previous last paragraph:

On May 9, 2022, the board of directors of the Issuer determined that the SJ 2021 Earnout Target set forth in the Share Exchange Agreement has been fulfilled and authorized and approved the issuance of 1,462,500 Class A Ordinary Shares to TF. Accordingly, on June 8, 2022, the Issuer issued 1,462,500 Class A Ordinary Shares to TF.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately before the previous last paragraph:

On November 8, 2021, the Issuer’s 2021 annual general meeting of shareholders (the “AGM”) approved the shareholders’ resolution to adopt a dual-class share structure, pursuant to which the Issuer’s authorized share capital were re-classified and re-designed into Class A ordinary shares and Class B ordinary shares. Since the reclassification and conversions have been approved by AGM, the proxy granted by TF to Heshine to vote all securities of Issuers that TF owns in favor of the reclassification and the conversions has been terminated. Therefore, Heshine no longer has a proxy with respect to all securities of Issuers that TF owns under the Share Distribution Agreement.

Item 5. Interest in Securities of the Issuer

(a)-(b)	As of the date of this filing, TF beneficially owns 12,113,334 Class A Ordinary Shares, which represent 34.26% of the outstanding Class A Ordinary Shares. The foregoing percentage interests are based on 35,359,054 Class A Ordinary Shares outstanding as of June 13, 2022. The Issuer also issued 2,925,058 Class B Ordinary Shares as of June 13, 2022. The rights of the holders of Class A Ordinary Share and Class B Ordinary Share are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share in accordance with certain procedure. Therefore, the total number of the Ordinary Shares of the Issuer is 38,284,112, and TF beneficially owns 31.64% of the total number of the issued and outstanding Ordinary Shares.

Each Class B Ordinary Share is entitled to ten (10) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share. Accordingly, in the meeting of the shareholders or on any resolution of shareholders, TF may be deemed to beneficially own the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition as to the securities representing 18.75% of the voting power of the Issuer.

Viva is the sole unitholder of TF and may be deemed to beneficially own the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition as to the 12,113,334 Class A Ordinary Shares directly held by TF.

In addition, Kwong Wai Au-Yeung is the director and the sole member of Viva and may be deemed to beneficially own the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition, as to the 12,113,334 Class A Ordinary Shares directly held by TF.

(c)	Except as disclosed otherwise in the Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.

(d)	None.

(e)	Not applicable.

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2022

Tongfang Stable Fund

By:	/s/ Yuzheng Zhang
Name:	Yuzheng Zhang
Title:	Director

Viva Plan Limited

By:	/s/ Honghui Du
Name:	Honghui Du
Title:	Sole Director

/s/ Kwong Wai Au-Yeung
Kwong Wai Au-Yeung